UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

StartEngine Collectibles Fund I LLC

(Exact name of issuer as specified in its charter)

Delaware	86-1349881
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

4100 West Alameda Avenue, Suite 300

Burbank, California 91505

(Full mailing address of principal executive offices)

1-800-317-2200
Issuer’s telephone number, including area code

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this report may contain certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain and actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. You are cautioned not to place undue reliance on any of these forward-looking statements.

Item 1.	Management’s discussion and analysis of financial condition and results of operations

Overview

StartEngine Collectibles Fund I LLC (“we”, “us”, “our”, or “the company”) is a series limited liability company formed on October 14, 2020, pursuant to Section 18-215 of the Delaware Limited Liability company Act, or the LLC Act.

As a series limited liability company, title to our underlying assets will be held by, or for the benefit of, the applicable series of interests. The company has been engaged primarily in acquiring and managing underlying assets, which are “collectibles” – generally, assets of limited quantity that have a perceived or demonstrated value (e.g., fine art, wine, watches, trading cards and comics). Each series can own one type of assets or a variety of assets. StartEngine Assets LLC (our “Manager” or “Managing Member”) is the Administrative Manager for the company and each series, the Asset Manager for each series and the managing member of the company.

Interests were offered and sold interests under Regulation A, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), in a number of separate individual series, and investors in any series acquired a proportional share of income and liabilities as they pertain to a particular series.

2

MASTER SERIES TABLE

As at September 30, 2025, the following series have outstanding securities:

Series Name	Underlying Asset(s)	Membership Interests Outstanding	Status
Series Wine #2020PAVIE	Chateau Pavie 2020 Saint Emilion, 1er Grand Cru Classé 'A' (60 Bottles) (1)	2,299	Closed
Series Wine #2020CHBL	Chateau Cheval Blanc 2020 Saint Emilion 1er Grand Cru Classé 'A' (18 Bottles) (1)	1,158	Closed
Series Wine #2020AUSO	Chateau Ausone 2020 Saint Emilion 1er Grand Cru Classé 'A' (36 Bottles) (1)	2,931	Closed
Series Wine #2020ANGE	Chateau Angelus Saint Emilion, 1er Grand Cru, Classé 'A' (36 Bottles) (1)	1,527	Closed
Series Wine #2020CERT	Vieux Chateau Certan 2020 Pomerol (30 Bottles)(1)	1,150	Closed
Series Wine #2005LPIN	Le Pin, Pomerol 2005 (12 Bottles)(1)	5,853	Closed
Series Wine #2015HBRI	château Haut-Brion Premier Cru Classe, Pessac-Leognan 2015 (60 bottles)(1)	4,138	Closed
Series Wine #2016CHAM	Domaine Georges Roumier, Chambolle-Musigny Premier Cru, Les Amoureuses (1 bottle)(1)	516	Closed
Series Wine #2016BONMA	Domaine Georges Roumier, Bonnes Mares Grand Cru 2016 (12 bottles)(1)	2,897	Closed
Series Wine #2016MUSIG	Domaine Georges Roumier, Musigny Grand Cru 2016 (1 bottle)(1)	2,123	Closed
Series Wine #2009PETRUS	Chateau Petrus 2009 (12 bottles)(1)	5,936	Closed
Series Wine #2010PETRUS	Chateau Petrus 2010 (12 bottles)(1)	5,953	Closed
Series Art #WARHOLMARILYN	Andy Warhol, Marilyn, 1967, screenprint in colors, 36 x 36 inches, edition of 250(1)	30,240	Closed
Series Sports #JORDANROOKIE	Michael Jordan, Fleer #57, 1986 (Rookie Card), PSA 10(1)	43,200	Closed
Series Sports #JAMESREFRACTOR	LeBron James, Topps Chrome Refractors #111, 2003-04 (Rookie Card), BGS 10(1)	14,688	Closed
Series Comics #BATMAN	Batman #1, DC, 1940, CGC 2.0	28,800	Closed
Series Wine #2012CRISTAL	Cristal 2012 (36 bottles)	2,390	Closed
Series Wine #2008DOMP	Dom Perignon 2008 (60 bottles)	1,904	Closed
Series Wine #2012DOMP	Dom Perignon 2012 (60 bottles)	7,360	Closed
Series Wine #2006DOMP	Dom Perignon 2006 (60 bottles)	8,115	Closed
Series Art #BANKSYLAUGH	Banksy, Laugh Now, 2003, Screen-print in colors on wove paper, 27.6 x 19.7 inches, Edition 50 of 150	19,425	Closed
Series Watch #ROLEX 6265	Rolex 6265/0 3972587 silver sigma dial - box and original warranty paper. ca 1975	10,500	Closed
Series Watch #PEPSI	Rolex 16750 R414844, GMT, Pepsi, Steel ca 1987.	8,400	Closed
Series Wine #CORTON CHARLEMAGNE 2015	Coche Dury; Corton Charlemagne 2015 (3 bottles)	4,320	Closed
Series Wine #BORDEAUXCOLLECTION	495 bottles of wine from the region of Bordeaux.	5,880	Closed

3

Impairment Testing

On an annual basis, the Company intends to conduct impairment testing in accordance with ASC 360 – Property, Plant and Equipment and ASC 820 – Fair Value Measurement to assess the recoverability of its long-lived and intangible assets. This evaluation is performed to ensure that asset carrying values do not exceed their fair values based on market participant assumptions and expected future cash flows. This test was conducted for the fiscal year ended December 31, 2024, and will be conducted annually at year-end until the assets are sold. This test was not conducted for this semi-annual report.

Operating Results

Revenues are generated at the series level. As of June 30, 2025, no series generated any revenues. Our series may not generate any revenue until a liquidation event – i.e. the sale of the underlying assets.

The series did not have any of the general administrative expenses for the six month periods ended June 30, 2025 and June 30, 2025 as the Managing Members has assumed the expenses including those related to legal, accounting as well as storage and insurance of the assets.

Liquidity and Capital Resources

For all of our series, the Administrative Manager has chosen not to allocate costs to each series. The Managing Member is assuming all offering and formation expenses and all current costs related to our series.

Asset Liquidity

The amount of time that a series will hold and manage all its assets will vary depending on the type of assets being acquired by the series. We anticipate holding our assets for the following time frames:

ASSET	TIME FRAME
Wine	Minimum of one year, and a maximum of six years.
Art	Minimum of one year and a maximum of twenty years.
Watches	Minimum of one year and a maximum of twenty years.
Comics	Minimum of one year and maximum of twenty years.

For all of our assets, we intend to pay distributions to the extent we sell some or all of our assets. Otherwise, liquidity for investors would be obtained by transferring their interests in a series.

We have listed some of our securities on StartEngine Secondary, an alternative trading system or “ATS,” operated by an affiliate of the Managing Member and Administrative Manager of our company, StartEngine Primary LLC.  However, this ATS is a new entrant to the market, and there has not been frequent trading on the ATS and, specifically, trading of our shares. Further, even if there is trading, there may be no guarantee that anyone would be interested in purchasing the shares you have purchased in this offering at your desired price or any price at all.

Cash and Cash Equivalent Balances

As of June 30, 2025, the company’s cash and cash equivalents was $0.

Trends

At the time of this filing all of the Series listed in our Master Series Table are closed.

4

Item 2.	Other Information

None.

Item 3.	Financial Statement

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the company’s Annual Report on Form 1-K for the year ended December 31, 2024. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2025, are not necessarily indicative of the results that can be expected for the year ending December 31, 2025.

5

STARTENGINE COLLECTIBLES FUND I LLC

FINANCIAL STATEMENTS

JUNE 30, 2025

6

STARTENGINE COLLECTIBLES FUND I LLC

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2025 and DECEMBER 31, 2024

	June 30, 2025
	Series Wine #2020PAVIE	Series Wine #2020CHBL	Series Wine #2020AUSO	Series Wine #2020ANGE	Series Wine #2020CERT	Series Wine #2016CHAM	Series Sports #JAMESREFRACTOR	Series Wine #2015HBRI	Series Wine #2016BONMA
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-	$-	$-	$-	$-	$-	$-	$-	$-
Prepaid Expenses	-	-	-	-	-	-	-	-	-
TOTAL CURRENT ASSETS	-	-	-	-	-	-	-	-	-

LONG TERM ASSETS
Deferred Offering Costs	-	-	-	-	-	-	-
Investments	14,000	9,471	12,935	10,242	11,500	3,758	28,100	33,085	20,472
TOTAL LONG TERM ASSETS	14,000	9,471	12,935	10,242	11,500	3,758	28,100	33,085	20,472

TOTAL ASSETS	$14,000	$9,471	$12,935	$10,242	$11,500	$3,758	$28,100	$33,085	$20,472

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Due to Members	$-	$-	$-	$-	$-	$-	$-	$-	$-
TOTAL CURRENT LIABILITIES	-	-	-	-	-	-	-	-	-
TOTAL LIABILITIES	-	-	-	-	-	-	-	-	-

MEMBERS’ DEFICIT
Member Contrtibution	22,990	11,580	29,310	15,270	11,500	5,160	146,880	41,380	28,970
Accumulated Deficit	(8,990)	(2,109)	(16,375)	(5,028)	-	(1,402)	(118,780)	(8,295)	(8,498)
TOTAL MEMBERS’ DEFICIT	14,000	9,471	12,935	10,242	11,500	3,758	28,100	33,085	20,472

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$14,000	$9,471	$12,935	$10,242	$11,500	$3,758	$28,100	$33,085	$20,472

	June 30, 2025
	Series Wine #2016MUSIG	Series Wine #2009PETRUS	Series Wine #2010PETRUS	Series Art #WARHOLMARILYN	Series Sports #JORDANROOKIE	Series Wine #2012CRISTAL	Series Wine #2008DOMP	Series Wine #2012DOMP	Series Wine #2006DOMP
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-	$-	$-	$-	$-	$-	$-	$-	$-
Prepaid Expenses	-	-	-	-	-	-	-	-	-
TOTAL CURRENT ASSETS	-	-	-	-	-	-	-	-	-

LONG TERM ASSETS
Deferred Offering Costs
Investments	16,133	55,892	53,144	163,800	177,000	8,754	16,400	13,100	12,680
TOTAL LONG TERM ASSETS	16,133	55,892	53,144	163,800	177,000	8,754	16,400	13,100	12,680

TOTAL ASSETS	$16,133	$55,892	$53,144	$163,800	$177,000	$8,754	$16,400	$13,100	$12,680

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Due to Members	$-	$-	$-	$-	$-	$-	$-	$-	$-
TOTAL CURRENT LIABILITIES	-	-	-	-	-	-	-	-	-
TOTAL LIABILITIES	-	-	-	-	-	-	-	-	-

MEMBERS’ DEFICIT
Member Contrtibution	21,230	59,360	59,530	302,400	432,000	11,950	19,040	14,720	16,230
Accumulated Deficit	(5,097)	(3,468)	(6,386)	(138,600)	(255,000)	(3,196)	(2,640)	(1,620)	(3,550)
TOTAL MEMBERS’ DEFICIT	16,133	55,892	53,144	163,800	177,000	8,754	16,400	13,100	12,680

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$16,133	$55,892	$53,144	$163,800	$177,000	$8,754	$16,400	$13,100	$12,680

	June 30, 2025
	Series Art #BANKSYLAUGH	Series Watch #ROLEX6265	Series Watch #PEPSI	Series Wine #2005LPIN	Series Comics #BATMAN		Series Wine #CortonCharlemagne2015		Series Wine #BordeauxCollection		Unallocated	Total
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-	$-	$-	$	$		$		$		$-	$-
Prepaid Expenses	-	-	-								-	-
TOTAL CURRENT ASSETS	-	-	-								-	-

LONG TERM ASSETS
Deferred Offering Costs											-	-
Investments	66,864	53,650	15,000	51,136		176,500		21,600		46,658	-	1,091,874
TOTAL LONG TERM ASSETS	66,864	53,650	15,000	51,136		176,500		21,600		46,658	-	1,091,874

TOTAL ASSETS	$66,864	$53,650	$15,000	$51,136		$176,500		$21,600		$46,658	$-	$1,091,874

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Due to Members	$-	$-	$-	$-		$-		$-		$-	$180,610	$180,610
TOTAL CURRENT LIABILITIES	-	-	-	-		-		-		-	180,610	180,610
TOTAL LIABILITIES	-	-	-	-		-		-		-	180,610	180,610

MEMBERS’ DEFICIT
Member Contrtibution	155,400	84,000	16,800	58,530		288,000		21,600		58,800	-	1,932,630
Accumulated Deficit	(88,536)	(30,350)	(1,800)	(7,394)		(111,500)		-		(12,142)	(180,610)	(1,021,366)
TOTAL MEMBERS’ DEFICIT	66,864	53,650	15,000	51,136		176,500		21,600		46,658	(180,610)	911,264

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$66,864	$53,650	$15,000	$51,136		$176,500		$21,600		$46,658	$0	$1,091,874

	December 31, 2024
	Series Wine #2020PAVIE	Series Wine #2020CHBL	Series Wine #2020AUSO	Series Wine #2020ANGE	Series Wine #2020CERT	Series Wine #2016CHAM	Series Sports #JAMESREFRACTOR	Series Wine #2015HBRI	Series Wine #2016BONMA
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-	$-	$-	$-	$-	$-	$-	$-	$-
Prepaid Expenses	-	-	-	-	-	-	-	-	-
TOTAL CURRENT ASSETS	-	-	-	-	-	-	-	-	-

LONG TERM ASSETS
Deferred Offering Costs	-	-	-	-	-	-	-
Investments	14,000	9,471	12,935	10,242	11,500	3,758	28,100	33,085	20,472
TOTAL LONG TERM ASSETS	14,000	9,471	12,935	10,242	11,500	3,758	28,100	33,085	20,472

TOTAL ASSETS	$14,000	$9,471	$12,935	$10,242	$11,500	$3,758	$28,100	$33,085	$20,472

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Due to Members	$-	$-	$-	$-	$-	$-	$-	$-	$-
TOTAL CURRENT LIABILITIES	-	-	-	-	-	-	-	-	-
TOTAL LIABILITIES	-	-	-	-	-	-	-	-	-

MEMBERS’ DEFICIT
Member Contrtibution	22,990	11,580	29,310	15,270	11,500	5,160	146,880	41,380	28,970
Accumulated Deficit	(8,990)	(2,109)	(16,375)	(5,028)	-	(1,402)	(118,780)	(8,295)	(8,498)
TOTAL MEMBERS’ DEFICIT	14,000	9,471	12,935	10,242	11,500	3,758	28,100	33,085	20,472

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$14,000	$9,471	$12,935	$10,242	$11,500	$3,758	$28,100	$33,085	$20,472

	December 31, 2024
	Series Wine #2016MUSIG	Series Wine #2009PETRUS	Series Wine #2010PETRUS	Series Art #WARHOLMARILYN	Series Sports #JORDANROOKIE	Series Wine #2012CRISTAL	Series Wine #2008DOMP	Series Wine #2012DOMP	Series Wine #2006DOMP
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-	$-	$-	$-	$-	$-	$-	$-	$-
Prepaid Expenses	-	-	-	-	-	-	-	-	-
TOTAL CURRENT ASSETS	-	-	-	-	-	-	-	-	-

LONG TERM ASSETS
Deferred Offering Costs
Investments	16,133	55,892	53,144	163,800	177,000	8,754	16,400	13,100	12,680
TOTAL LONG TERM ASSETS	16,133	55,892	53,144	163,800	177,000	8,754	16,400	13,100	12,680

TOTAL ASSETS	$16,133	$55,892	$53,144	$163,800	$177,000	$8,754	$16,400	$13,100	$12,680

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Due to Members	$-	$-	$-	$-	$-	$-	$-	$-	$-
TOTAL CURRENT LIABILITIES	-	-	-	-	-	-	-	-	-
TOTAL LIABILITIES	-	-	-	-	-	-	-	-	-

MEMBERS’ DEFICIT
Member Contrtibution	21,230	59,360	59,530	302,400	432,000	11,950	19,040	14,720	16,230
Accumulated Deficit	(5,097)	(3,468)	(6,386)	(138,600)	(255,000)	(3,196)	(2,640)	(1,620)	(3,550)
TOTAL MEMBERS’ DEFICIT	16,133	55,892	53,144	163,800	177,000	8,754	16,400	13,100	12,680

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$16,133	$55,892	$53,144	$163,800	$177,000	$8,754	$16,400	$13,100	$12,680

	December 31, 2024
	Series Art #BANKSYLAUGH	Series Watch #ROLEX6265	Series Watch #PEPSI	Series Wine #2005LPIN	Series Comics #BATMAN		Series Wine #CortonCharlemagne2015		Series Wine #BordeauxCollection		Unallocated	Total
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-	$-	$-	$	$		$		$		$-	$-
Prepaid Expenses	-	-	-								-	-
TOTAL CURRENT ASSETS	-	-	-								-	-

LONG TERM ASSETS
Deferred Offering Costs											-	-
Investments	66,864	53,650	15,000	51,136		176,500		21,600		46,658	-	1,091,874
TOTAL LONG TERM ASSETS	66,864	53,650	15,000	51,136		176,500		21,600		46,658	-	1,091,874

TOTAL ASSETS	$66,864	$53,650	$15,000	$51,136		$176,500		$21,600		$46,658	$-	$1,091,874

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Due to Members	$-	$-	$-	$-		$-		$-		$-	$180,610	$180,610
TOTAL CURRENT LIABILITIES	-	-	-	-		-		-		-	180,610	180,610
TOTAL LIABILITIES	-	-	-	-		-		-		-	180,610	180,610

MEMBERS’ DEFICIT
Member Contrtibution	155,400	84,000	16,800	58,530		288,000		21,600		58,800	-	1,932,630
Accumulated Deficit	(88,536)	(30,350)	(1,800)	(7,394)		(111,500)		-		(12,142)	(180,610)	(1,021,366)
TOTAL MEMBERS’ DEFICIT	66,864	53,650	15,000	51,136		176,500		21,600		46,658	(180,610)	911,264

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$66,864	$53,650	$15,000	$51,136		$176,500		$21,600		$46,658	$0	$1,091,874

See Accompanying Notes to the Financial Statements

STARTENGINE COLLECTIBLES FUND I LLC

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE PERIOD FROM

JANUARY 1, 2025 TO

JUNE 30, 2025 AND JANUARY 1, 2024 TO JUNE 30, 2024

January 1, 2025 to June 30, 2025
	Series Wine #2020PAVIE	Series Wine #2020CHBL	Series Wine #2020AUSO	Series Wine #2020ANGE	Series Wine #2020CERT	Series Wine #2016CHAM	Series Sports #JAMESREFRACTOR	Series Wine #2015HBRI	Series Wine #2016BONMA
Operating Income
Revenue	$-	$-	$-	$-	$-	$-	$-	$-	$-
Gross Profit	$-	$-	$-	$-	$-	$-	$-	$-	$-

Operating Expense
General and administrative	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Operating Expenses	$-	$-	$-	$-	$-	$-	$-	$-	$-
Loss from Operations	$-	$-	$-	$-	$-	$-	$-	$-	$-

Net Loss	$-	$-	$-	$-	$-	$-	$-	$-	$-

January 1, 2025 to June 30, 2025
	Series Wine #2016MUSIG	Series Wine #2009PETRUS	Series Wine #2010PETRUS	Series Art #WARHOLMARILYN	Series Sports #JORDANROOKIE	Series Wine #2012CRISTAL	Series Wine #2008DOMP	Series Wine #2012DOMP	Series Wine #2006DOMP
Operating Income
Revenue	$-	$-	$-	$-	$-	$-	$-	$-	$-
Gross Profit	$-	$-	$-	$-	$-	$-	$-	$-	$-

Operating Expense
General and administrative	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Operating Expenses	$-	$-	$-	$-	$-	$-	$-	$-	$-
Loss from Operations	$-	$-	$-	$-	$-	$-	$-	$-	$-

Net Loss	$-	$-	$-	$-	$-	$-	$-	$-	$-

January 1, 2025 to June 30, 2025
	Series Art #BANKSYLAUGH	Series Watch #ROLEX6265	Series Watch #PEPSI	Series Wine #2005LPIN	Series Comics #BATMAN	Series Wine #CortonCharlemagne2015	Series Wine #BordeauxCollection	Unallocated	Total
Operating Income
Revenue	$-	$-	$-	$-	$-	$-	$-	$-	$-
Gross Profit	$-	$-	$-	$-	$-	$-	$-	$-	$-

Operating Expense
General and administrative	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Operating Expenses	$-	$-	$-	$-	$-	$-	$-	$-	$-
Loss from Operations	$-	$-	$-	$-	$-	$-	$-	$-	$-

Net Loss	$-	$-	$-	$-	$-	$-	$-	$-	$-

January 1, 2024 to June 30, 2024
	Series Wine #2020PAVIE	Series Wine #2020CHBL	Series Wine #2020AUSO	Series Wine #2020ANGE	Series Wine #2020CERT	Series Wine #2016CHAM	Series Sports #JAMESREFRACTOR	Series Wine #2015HBRI	Series Wine #2016BONMA
Operating Income
Revenue	$-	$-	$-	$-	$-	$-	$-	$-	$-
Gross Profit	$-	$-	$-	$-	$-	$-	$-	$-	$-

Operating Expense
General and administrative	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Operating Expenses	$-	$-	$-	$-	$-	$-	$-	$-	$-
Loss from Operations	$-	$-	$-	$-	$-	$-	$-	$-	$-

Net Loss	$-	$-	$-	$-	$-	$-	$-	$-	$-

January 1, 2024 to June 30, 2024
	Series Wine #2016MUSIG	Series Wine #2009PETRUS	Series Wine #2010PETRUS	Series Art #WARHOLMARILYN	Series Sports #JORDANROOKIE	Series Wine #2012CRISTAL	Series Wine #2008DOMP	Series Wine #2012DOMP	Series Wine #2006DOMP
Operating Income
Revenue	$-	$-	$-	$-	$-	$-	$-	$-	$-
Gross Profit	$-	$-	$-	$-	$-	$-	$-	$-	$-

Operating Expense
General and administrative	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Operating Expenses	$-	$-	$-	$-	$-	$-	$-	$-	$-
Loss from Operations	$-	$-	$-	$-	$-	$-	$-	$-	$-

Net Loss	$-	$-	$-	$-	$-	$-	$-	$-	$-

January 1, 2024 to June 30, 2024
	Series Art #BANKSYLAUGH	Series Watch #ROLEX6265	Series Watch #PEPSI	Series Wine #2005LPIN	Series Comics #BATMAN	Series Wine #CortonCharlemagne2015	Series Wine #BordeauxCollection	Unallocated	Total
Operating Income
Revenue	$-	$-	$-	$-	$-	$-	$-	$-	$-
Gross Profit	$-	$-	$-	$-	$-	$-	$-	$-	$-

Operating Expense
General and administrative	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Operating Expenses	$-	$-	$-	$-	$-	$-	$-	$-	$-
Loss from Operations	$-	$-	$-	$-	$-	$-	$-	$-	$-

Net Loss	$-	$-	$-	$-	$-	$-	$-	$-	$-

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included

See Accompanying Notes to the Financial Statements

STARTENGINE COLLECTIBLES FUND I LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM

JANUARY 1, 2025, TO

JUNE 30, 2025 AND JANUARY 1, 2024, TO JUNE 30, 2024

January 1, 2025 to June 30, 2025
	Series Wine #2020PAVIE	Series Wine #2020CHBL	Series Wine #2020AUSO	Series Wine #2020ANGE	Series Wine #2020CERT	Series Wine #2016CHAM	Series Sports #JAMESREFRACTOR	Series Wine #2015HBRI	Series Wine #2016BONMA
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$-	$-	$-	$-	$-	$-	$-	$-	$-
Prepaid Expenses	-	-	-	-	-	-	-	-	-
Net Cash Flows Used In Operating Activities	-	-	-	-	-	-	-	-	-

Cash Flows From Investing Activities:
Investments	-		-	-	-	-	-	-	-
Net Cash Flows Provided By Investing Activities	-		-	-	-	-	-	-	-

Cash Flows From Financing Activities:
Due to Members	-		-	-	-	-	-	-	-
Deferred Offering Costs	-		-	-	-	-	-	-	-
Member Contrtibution	-		-	-	-	-	-	-	-
Net Cash Flows Provided By/(Used In) Financing Activities	-		-	-	-	-	-	-	-

Cash at Beginning of Period	-		-	-	-	-	-	-	-
Net Increase (Decrease) In Cash	-		-	-	-	-	-	-	-
Cash at End of Period	$-		$-	$-	$-	$-	$-	$-	$-

January 1, 2025 to June 30, 2025
	Series Wine #2016MUSIG	Series Wine #2009PETRUS	Series Wine #2010PETRUS	Series Art #WARHOLMARILYN	Series Sports #JORDANROOKIE	Series Wine #2012CRISTAL	Series Wine #2008DOMP	Series Wine #2012DOMP	Series Wine #2006DOMP
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$-	$-	$-	$-	$-	$-	$-	$-	$-
Prepaid Expenses	-	-	-	-	-	-	-	-	-
Net Cash Flows Used In Operating Activities	-	-	-	-	-	-	-	-	-

Cash Flows From Investing Activities:
Investments	-	-	-	-	-	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-	-	-	-	-	-

Cash Flows From Financing Activities:
Due to Members	-	-	-	-	-	-	-	-
Deferred Offering Costs	-	-	-	-	-	-	-	-
Member Contrtibution	-	-	-	-	-	-	-	-
Net Cash Flows Provided By/(Used In) Financing Activities	-	-	-	-	-	-	-	-

Cash at Beginning of Period	-	-	-	-	-	-	-	-
Net Increase (Decrease) In Cash	-	-	-	-	-	-	-	-
Cash at End of Period	$-	$-	$-	$-	$-	$-	$-	$-

January 1, 2025 to June 30, 2025
	Series Art #BANKSYLAUGH	Series Watch #ROLEX6265	Series Watch #PEPSI	Series Wine #2005LPIN	Series Comics #BATMAN	Series Wine #CortonCharlemagne2015	Series Wine #BordeauxCollection	Unallocated	Consolidated
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$-	$-	$-	$-	$-	$-	$-	$-	$-
Prepaid Expenses	-	-	-	-	-	-	-	-	-
Net Cash Flows Used In Operating Activities	-	-	-	-	-	-	-	-	-

Cash Flows From Investing Activities:
Investments	-	-	-	-	-	-	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-	-	-	-	-	-	-

Cash Flows From Financing Activities:
Due to Members	-	-	-	-	-	-	-	-	-
Deferred Offering Costs	-	-	-	-	-	-	-	-	-
Member Contrtibution	-	-	-	-	-	-	-	-	-
Net Cash Flows Provided By/(Used In) Financing Activities	-	-	-	-	-	-	-	-	-

Cash at Beginning of Period	-	-	-	-	-	-	-	-	-
Net Increase (Decrease) In Cash	-	-	-	-	-	-	-	-	-
Cash at End of Period	$-	$-	$-	$-	$-	$-	$-	$-	$-

January 1, 2024 to June 30, 2024
	Series Wine #2020PAVIE	Series Wine #2020CHBL	Series Wine #2020AUSO	Series Wine #2020ANGE	Series Wine #2020CERT	Series Wine #2016CHAM	Series Sports #JAMESREFRACTOR	Series Wine #2015HBRI	Series Wine #2016BONMA
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$-	$-	$-	$-	$-	$-	$-	$-	$-
Prepaid Expenses	-	-	-	-	-	-	-	-	-
Net Cash Flows Used In Operating Activities	-	-	-	-	-	-	-	-	-

Cash Flows From Investing Activities:
Investments	-		-	-	-	-	-	-	-
Net Cash Flows Provided By Investing Activities	-		-	-	-	-	-	-	-

Cash Flows From Financing Activities:
Due to Members	-		-	-	-	-	-	-	-
Deferred Offering Costs	-		-	-	-	-	-	-	-
Member Contrtibution	-		-	-	-	-	-	-	-
Net Cash Flows Provided By/(Used In) Financing Activities	-		-	-	-	-	-	-	-

Cash at Beginning of Period	-		-	-	-	-	-	-	-
Net Increase (Decrease) In Cash	-		-	-	-	-	-	-	-
Cash at End of Period	$-		$-	$-	$-	$-	$-	$-	$-

January 1, 2024 to June 30, 2024
	Series Wine #2016MUSIG	Series Wine #2009PETRUS	Series Wine #2010PETRUS	Series Art #WARHOLMARILYN	Series Sports #JORDANROOKIE	Series Wine #2012CRISTAL	Series Wine #2008DOMP	Series Wine #2012DOMP	Series Wine #2006DOMP
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$-	$-	$-	$-	$-	$-	$-	$-	$-
Prepaid Expenses	-	-	-	-	-	-	-	-	-
Net Cash Flows Used In Operating Activities	-	-	-	-	-	-	-	-	-

Cash Flows From Investing Activities:
Investments	-	-	-	-	-	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-	-	-	-	-	-

Cash Flows From Financing Activities:
Due to Members	-	-	-	-	-	-	-	-
Deferred Offering Costs	-	-	-	-	-	-	-	-
Member Contrtibution	-	-	-	-	-	-	-	-
Net Cash Flows Provided By/(Used In) Financing Activities	-	-	-	-	-	-	-	-

Cash at Beginning of Period	-	-	-	-	-	-	-	-
Net Increase (Decrease) In Cash	-	-	-	-	-	-	-	-
Cash at End of Period	$-	$-	$-	$-	$-	$-	$-	$-

January 1, 2024 to June 30, 2024
	Series Art #BANKSYLAUGH	Series Watch #ROLEX6265	Series Watch #PEPSI	Series Wine #2005LPIN	Series Comics #BATMAN	Series Wine #CortonCharlemagne2015	Series Wine #BordeauxCollection	Unallocated	Consolidated
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$-	$-	$-	$-	$-	$-	$-	$-	$-
Prepaid Expenses	-	-	-	-	-	-	-	-	-
Net Cash Flows Used In Operating Activities	-	-	-	-	-	-	-	-	-

Cash Flows From Investing Activities:
Investments	-	-	-	-	-	-	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-	-	-	-	-	-	-

Cash Flows From Financing Activities:
Due to Members	-	-	-	-	-	-	-	-	-
Deferred Offering Costs	-	-	-	-	-	-	-	-	-
Member Contrtibution	-	-	-	-	-	-	-	-	-
Net Cash Flows Provided By/(Used In) Financing Activities	-	-	-	-	-	-	-	-	-

Cash at Beginning of Period	-	-	-	-	-	-	-	-	-
Net Increase (Decrease) In Cash	-	-	-	-	-	-	-	-	-
Cash at End of Period	$-	$-	$-	$-	$-	$-	$-	$-	$-

See Accompanying Notes to the Financial Statements

STARTENGINE COLLECTIBLES FUND I LLC

CONSOLIDATED STATEMENT OF MEMBER’S EQUITY

FOR THE PERIOD FROM JANUARY 1, 2025, TO

JUNE 30, 2025 AND JANUARY 1, 2024 TO JUNE 30, 2024

	Series Wine #2020PAVIE	Series Wine #2020CHBL	Series Wine #2020AUSO	Series Wine #2020ANGE	Series Wine #2020CERT	Series Wine #2016CHAM	Series Sports #JAMESREFRACTOR	Series Wine #2015HBRI	Series Wine #2016BONMA
Balance, January 1, 2024	$22,990	$11,580	$29,310	$15,270	$11,500	5,160	146,880	41,380	28,970
Member Contributions	-	-	-	-	-	-	-	-	-
Accumulated Deficit	-	-	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	-	-	-	-
Balance, June 30, 2024	$22,990	$11,580	$29,310	$15,270	$11,500	5,160	$146,880	$41,380	$28,970
Member Contributions	-	-	-	-	-	-	-	-	-
Accumulated Deficit	-	-	-	-	-		-	-	-
Net Loss	(8,990)	(2,109)	(16,375)	(5,028)	-	(1,402)	(118,780)	(8,295)	(8,498)
Balance, December 31, 2024	$14,000	$9,471	$12,935	$10,242	$11,500	$3,758	$28,100	$33,085	$20,472
Member Contributions	-	-	-	-	-	-	-	-	-
Accumulated Deficit	-	-	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	-	-	-	-
Balance, June 30, 2025	$14,000	$9,471	$12,935	$10,242	$11,500	$3,758	$28,100	$33,085	$20,472

	Series Wine #2016MUSIG	Series Wine #2009PETRUS	Series Wine #2010PETRUS	Series Art #WARHOLMARILYN	Series Sports #JORDANROOKIE	Series Wine #2012CRISTAL	Series Wine #2008DOMP	Series Wine #2012DOMP	Series Wine #2006DOMP
Balance, January 1, 2024	21,230	59,360	59,530	302,400	432,000	11,950	19,040	14,720	16,230
Member Contributions	-	-	-	-	-	-	-	-	-
Accumulated Deficit	-	-	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	-	-	-	-
Balance, June 30, 2024	$21,230	$59,360	$59,530	$302,400	$432,000	$11,950	$19,040	$14,720	$16,230
Member Contributions	-	-	-	-	-	-	-	-	-
Accumulated Deficit	-	-	-	-	-	-	-	-	-
Net Loss	(5,097)	(3,468)	(6,386)	(138,600)	(255,000)	(3,196)	(2,640)	(1,620)	(3,550)
Balance, December 31, 2024	$16,133	$55,892	$53,144	$163,800	$177,000	$8,754	$16,400	$13,100	$12,680
Member Contributions	-	-	-	-	-	-	-	-	-
Accumulated Deficit	-	-	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	-	-	-	-
Balance, June 30, 2025	$16,133	$55,892	$53,144	$163,800	$177,000	$8,754	$16,400	$13,100	$12,680

	Series Art #BANKSYLAUGH	Series Watch #ROLEX6265	Series Watch #PEPSI	Series Wine #2005LPIN	Series Comics #BATMAN	Series Wine #CortonCharlemagne2015	Series Wine #BordeauxCollection	Unallocated	Consolidated
Balance, January 1, 2024	155,400	84,000	16,800	58,530	288,000	21,600	58,800	(80,000)	-
Member Contributions	-	-	-	-	-	-	-	-	-
Accumulated Deficit	-	-	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	-	-	-	-
Balance, June 30, 2024	$155,400	$84,000	$16,800	$58,530	$288,000	$21,600	$58,800	$(80,000)	$1,852,630
Member Contributions	-	-	-	-	-	-	-	-	-
Accumulated Deficit	-	-	-	-	-	-	-	-	-
Net Loss	(88,536)	(30,350)	(1,800)	(7,394)	(111,500)	-	(12,142)	(100,610)	(941,366)
Balance, December 31, 2024	$66,864	$53,650	$15,000	$51,136	$176,500	$21,600	$46,658	$(180,610)	$911,264
Member Contributions	-	-	-	-	-	-	-	-	-
Accumulated Deficit	-	-	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	-	-	-	-
Balance, June 30, 2025	$66,864	$53,650	$15,000	$51,136	$176,500	$21,600	$46,658	$(180,610)	$911,264

STARTENGINE COLLECTIBLES FUND I LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

StartEngine Collectibles Fund I LLC was formed on October 14, 2020 (“Inception”) in the State of Delaware. The financial statements of StartEngine Collectibles Fund I LLC, (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are in Burbank, California.

The purpose of the Company and, unless otherwise provided in the applicable Series Designation, shall be to (a) promote, conduct or engage in, directly or indirectly, any business, purpose or activity that lawfully may be conducted by a series limited liability company organized pursuant to the Delaware Act, (b) acquire, maintain and sell collectibles and other assets and, to exercise all of the rights and powers conferred upon the Company and each Series with respect to its interests therein, and (c) conduct any and all activities related or incidental to the foregoing purposes.

The Managing Member of the Company, StartEngine Assets, LLC, may, at any time and from time to time cause the Company to establish in writing (each, a “Series Designation”) one or more series as such term is used under Section 18-215 of the Delaware Act (each a “Series”). The Series Designation shall relate solely to the Series established thereby and shall not be construed: (i) to affect the terms and conditions of any other Series, or (ii) to designate, fix or determine the rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of Shares associated with any other Series, or the Members associated therewith. The terms and conditions for each Series shall be as set forth in the operating agreement and the Series Designation, as applicable, for the Series.

Management Plans and Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. To date, the Company has incurred net losses and has no working capital. We will rely heavily on financing from both our Administrative Manager and proposed Asset Manager and have not been guaranteed funding from either party to ensure that we can continually meet our obligations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, we intend to fund the Company’s operations through revenues from operations, member contributions or advances. There are no assurances that we will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain enough additional capital, it may be required to reduce the scope of planned operations, which could harm the business financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Investments - Collectibles

The below is a breakdown of the types of collectibles and their value held as of June 30, 2025 and December 31, 2024:

	Period Ended June 30,	Period Ended December 31,
	2025	2024
Wine	$507,150	$507,150
Trading Cards	578,880	578,880
Artwork	457,800	457,800
Comic Books	288,000	288,000
Watches	100,800	100,800
Total collectibles	$1,932,630	$1,932,630

Revenue Recognition

The Company will recognize revenue under the guidance of Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. Under ASC 606, the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the companies satisfies a performance obligation. To date, the Company has not recognized any revenue from intended operations.

Income Taxes

As of June 30, 2025, the Company has elected to be taxed a C Corporation rather than a Limited Liability Company (LLC). Under these provisions, the Company will pay federal corporate income taxes on its taxable income. The Company will pay state franchise taxes. Each of the Series may elect to be taxed as a C corporation and as such will be subject to income tax at the Series level. The Company is subject to U.S. federal, state, and local income tax examinations by tax authorities for all periods since Inception. The Company currently does not have any ongoing tax examination.

Risks and Uncertainties

The Company’s operations are subject to compliance with new laws and regulations. Significant changes to regulations governing the way the Company derives revenues could impact the company negatively. Technological and advancements and updates as well as maintaining compliance standards are required to maintain the Company’s operations.

Concentration of Credit Risk

The Company will maintain its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The Financial Accounting Standards Board issues Accounting Standards Updates (“ASU”) to amend the authoritative literature in Accounting Standards Codification. Management believes that those issued to date are either already included in the Company’s accounting or (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DUE TO RELATED PARTIES

For the Series established in 2021, 2022 and 2023, the Administrative Manager has chosen not to allocate costs to each Series. There were no Series established in 2024 or 2025.

In the normal course of business, the Series have and will acquire Underlying Assets from the Manager in exchange for cash or promissory notes, which may or may not be interest bearing.

Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length.

The Company’s Administrative Manager intends to establish other companies that intend to raise funds and operate under their intended business plan. Although there are no transactions with related entities other than described above, the Administrative Manager is able to influence the Company’s operations for the benefit of other companies under its control.

Six months ended June 30, 2025 and June 30, 2024 Fees

There were no sourcing fees paid to the Manager in the period ended June 30, 2025 and 2024.

Economic Dependency

The Company is dependent on its Administrative Manager and proposed Asset Manager to provide certain services that are essential to the Company, including operational decisions, security offerings, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon the Administrative and proposed Asset Manager and their affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2025 through September 30, 2025. There have been no events or transactions during this time which would have a material effect on these financial statements.

Item 4.	Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1 Certificate of Formation of StartEngine Collectibles Fund I LLC(1)

2.2 Third Amended and Restated Limited Liability company Agreement of StartEngine Collectibles Fund I LLC(1)

2.3 Form of Series Designation(1)

2.4 Amended Form of Series Designation(1)

6.1 Form of Purchase Agreement(1)

6.2 Form of Intercompany Agreement(1)

(1)	Filed as an exhibit to the StartEngine Collectibles Fund I LLC Regulation A Offering Statement on Form 1-A (Commission File No. 024-11416)

7

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on October 13, 2025.

STARTENGINE COLLECTIBLES FUND I LLC

By: StartEngine Assets LLC, its Managing Member

By:	/s/ Johanna Cronin
Johanna Cronin
Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

StartEngine Assets LLC

By:	/s/ Johanna Cronin	Principal Executive Officer and Principal Financial	October 13, 2025
Name: Johanna Cronin		and Accounting Officer
Title: Manager

StartEngine Assets LLC

By:	/s/ Johanna Cronin	Managing Member	October 13, 2025
Name: Johanna Cronin
Title: Manager

8